Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated June 3, 2014

Preliminary Prospectus Supplement dated August 12, 2014

Registration Statement File No. 333-190388

PRICING TERM SHEET

The Laclede Group, Inc. Pricing Term Sheet $250,000,000 Floating Rate Senior Notes due 2017 $125,000,000 2.55% Senior Notes due 2019 $250,000,000 4.70% Senior Notes due 2044
Issuer:	The Laclede Group, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa2 (stable) / BBB+ (stable) / BBB+ (stable)

Pricing Date:	August 12, 2014

Settlement Date:	August 19, 2014 (T+5)

Security Type:	Senior Notes

	2017 Notes	2019 Notes	2044 Notes

Maturity Date:	August 15, 2017	August 15, 2019	August 15, 2044

Interest Payment Dates:	February 15, May 15, August 15 and November 15, beginning November 15, 2014	February 15 and August 15, beginning February 15, 2015	February 15 and August 15, beginning February 15, 2015

Principal Amount:	$250,000,000	$125,000,000	$250,000,000

Benchmark Treasury:	N/A	1.625% due July 31, 2019	3.625% due February 15, 2044

Benchmark Price / Yield:	N/A	100-02 / 1.612%	106-31/ 3.256%

Spread to Benchmark:	N/A	+98 bps	+145 bps

Yield to Maturity:	N/A	2.592%	4.706%

Coupon:	3-month LIBOR plus 0.75%, reset quarterly	2.55%	4.70%

Public Offering Price:	100.00%	99.805%	99.905%

Optional Redemption:	The notes may be redeemed, in whole or in part, at the Issuer’s option, at any time and from time to time on or after the date that is one year prior to maturity at par.	The notes may be redeemed (1) in whole or in part, at the Issuer’s option, at any time and from time to time prior to maturity at Treasury Rate + 15 bps and (2) in whole at the Issuer’s option, at any time on or after the date that is one month prior to maturity at par.	The notes may be redeemed (1) in whole or in part, at the Issuer’s option, at any time and from time to time prior to maturity at Treasury Rate + 25 bps and (2) in whole at the Issuer’s option, at any time on or after the date that is six months prior to maturity at par.

CUSIP / ISIN:	505597 AC8 / US505597AC86	505597 AE4 / US505597AE43	505597 AD6 / US505597AD69

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc.

Senior Co-Manager:	Fifth Third Securities, Inc.

Co-Managers:	BBVA Securities Inc. Commerce Bank Regions Securities LLC UMB Financial Services, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 800-221-1037 or Wells Fargo Securities, LLC toll-free at 800-326-5897.